
02033628

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
MAY 13 2002
WASH. D.C.
165
SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For April 30, 2002

LLOYDS TSB GROUP plc
(Translation of Registrant's Name Into English)

71 Lombard Street
London EC3P 3BS
United Kingdom
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

Lloyds TSB Group plc

INDEX TO EXHIBITS

Item

1. News Release dated April 30, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS TSB GROUP plc

Date: April 30, 2002

By: 

Name: M D Oliver

Title: Director of Investor Relations

News Release

 Lloyds TSB

Press Office
Corporate Communications
Lloyds TSB Group plc
71 Lombard Street
London EC3P 3BS

Telephone: 020 7626 1500

57/02 AVS No: 369584 30 April 2002

LLOYDS TSB GROUP APPOINTS PHILIP HAMPTON AS NEW FINANCE DIRECTOR

Lloyds TSB Group today announced the appointment of Philip Hampton as its new Group Finance Director to replace Kent Atkinson, who will remain on the Board as a non-executive director, retiring at the 2003 AGM. Philip will join the Board of Lloyds TSB Group on 1 June 2002.

Peter Ellwood, Chief Executive, said: "We are delighted to appoint Philip Hampton who will make a considerable contribution to the next stages of the Group's ongoing development.

"Kent has done an excellent job as Finance Director for over 7 years, and will have been with the Group over 38 years when he retires next year. We are grateful for the strong contribution that Kent has made to the success of Lloyds TSB Group and are very pleased to be able to continue to draw upon his considerable experience until next April."

Philip Hampton commented: "I am very much looking forward to my new role and to contributing to the continuing success of the Lloyds TSB Group."

- ends -

For more information:

Lloyds TSB Press Office
Tel: 020 7626 1500

Notes:

1. Philip Hampton's biographical details are attached.
2. To comply with paragraph 16.4 of the UK Listing Authority listing rules, Mr Hampton confirms that:
   i) he was a director of BT Group plc from 2000 until 30 April 2002. Prior to that appointment he was a director of BG Group plc from 1996; and
   ii) there are no matters required by paragraphs 6.F.2 (b) to (g) of the listing rules to be disclosed regarding him.

PHILIP HAMPTON - BIOGRAPHICAL DETAILS

2000 - 2002	BT plc – Group Finance Director
1996 - 2000	BG plc (formerly British Gas plc) - Group Finance Director
1991-1996	British Steel plc - Group Finance Director
1981 - 1989	Lazard Brothers
87-89	Executive Director
86-87	Seconded to Lazard Freres in New York
81-86	Corporate Finance Roles
1975 -1980	Coopers & Lybrand - Accountant
1975	MA, Lincoln College, Oxford
1978	ICA
1980	MBA, INSEAD